

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2023

Robert J. Cobuzzi, Jr., Ph.D.
President and Chief Executive Officer
Diffusion Pharmaceuticals Inc.
300 East Main Street, Suite 201
Charlottesville, Virginia 22902

Re: Diffusion Pharmaceuticals Inc.
Amendment No. 2 to Registration Statement on Form S-4
Exhibit Nos. 10.23, 10.24, 10.25
Filed July 12, 2023
File No. 333-271823

Dear Robert J. Cobuzzi, Jr., Ph.D.:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance